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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                                              SEC FILE NUMBER
                                                                  0-20600
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                                                               CUSIP NUMBER
                                                                 98975W104
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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  ZOLTEK COMPANIES, INC.
         Former Name if Applicable:  NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:  [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the Registrant has been unable to complete its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 without unreasonable effort or expense due to delays in completing work required for the preparation of its financial statements and assessment of internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, to which the Registrant became subject for the first time with respect to the above-referenced Form 10-K.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

                  KEVIN SCHOTT           (314)           291-5110
                     (Name)           (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the

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preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [ ] Yes     [X] No

         The Registrant is required to file amendments to its Quarterly Reports on Form 10-Q/A for the periods ended June 30, 2004, December 31, 2004 and March 31, 2005.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes     [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 will report net sales of approximately $60.2 million, representing an increase of approximately $20.4 million from net sales of $39.8 million reported by the Registrant for the fiscal year ended September 30, 2004. The increase in net sales was primarily the result of increased carbon fiber sales, reflecting continued increases in sales for wind energy applications and a general increase in demand for the Registrant's technical fibers from the prior year. The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 will report a net loss from continuing operations of approximately $38.6 million, or $2.14 per share, which is an increase in the net loss from continuing operations of $17.2 million, or $1.05 per share, reported for the fiscal year ended September 30, 2004. The increases in net loss from continuing operations were attributable primarily to start-up and post start-up operating inefficiencies of the installed carbon fiber lines at the Registrant's Abilene, Texas, facility and a significant increase in non-cash related expenses related to the Company's convertible debt issuances of $17.5 million. Subsequent to the end of the 2005 fiscal year, the Registrant completed a $20 million private placement of convertible debt and warrants, a portion of the proceeds of which were used to support the Company's ongoing capacity expansion.

         The Registrant is in the process of conducting an evaluation of the effectiveness of its internal control over financial reporting as of September 30, 2005 in accordance with Section 404 of the Sarbanes Oxley Act of 2002. A material weakness in internal controls is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Registrant's evaluation of internal control over financial reporting as of September 30, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 is ongoing. However, certain control deficiencies have been identified to date, which are likely, individually or in the aggregate, to constitute one or more material weaknesses. As the Registrant continues with its

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evaluation of internal control over financial reporting, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses. The existence of one or more material weaknesses as of September 30, 2005 would preclude a conclusion by management that the Registrant's internal control over financial reporting was effective as of that date.




                           ZOLTEK COMPANIES, INC.
                (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 15, 2005                       By /s/ Kevin Schott
                                                 ---------------------------
                                                 Kevin Schott


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